UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES
OF THE EXTON FACILITY

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Financial Statements and Supplemental Schedule
401(k) Savings Account Plan for Employees of the Exton Facility
Year Ended December 31, 2007

Financial Statements
And Supplemental Schedule
401(k) Savings Account Plan for Employees of the Exton Facility
Year Ended December 31, 2007
(Unaudited)

401(k) Savings Account Plan for Employees of the Exton Facility
Financial Statements
and Supplemental Schedule
Year Ended December 31, 2007
(Unaudited)

401(k) Savings Account Plan for Employees of the Exton Facility
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31
	2007	2006

Investments at fair value:
Interest in common collective trusts	$442,123	$3,146
Interest in synthetic investment contracts	411,525	—
Interest in registered investment companies	130,644	178,256
Participant loans	89,087	130,396
Interest-bearing cash	21,641	—
Corporate common stocks	2,718	272
Interest in Allegheny Master Trust	—	814,378

Total investments at fair value	1,097,938	1,126,448

Non-interest bearing cash	—	4
Contributions and other receivables	—	14

Net assets available for benefits at fair value	1,097,938	1,126,466
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,473	6,097

Net assets available for benefits	$1,099,211	$1,132,563

See accompanying notes.

401(k) Savings Account Plan for Employees of the Exton Facility
Statement of Changes in Net Assets Available for Benefits
(Unaudited)
Year Ended December 31, 2007

Employee contributions	$10,900

Investment income:
Net gain from interest in Allegheny Master Trust	35,045
Interest income	8,909
Net gain from interest in registered investment companies	6,166
Net loss from interest in common collective trusts	(3,277)
Net realized/unrealized loss on corporate common stock	(1,255)
Dividend income	30
Other income	3,778

Total investment income	49,396

60,296

Distributions to participants	(93,648)

Net decrease in net assets available for benefits	(33,352)
Net assets available for benefits at beginning of year	1,132,563

Net assets available for benefits at end of year	$1,099,211

See accompanying notes.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements
December 31, 2007
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Investment Valuation and Income recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Units of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The fair value of the participation units in common collective trusts is based on quoted redemption value on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs is estimated by discounting the weighted average cash flows at the then-current interest

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
crediting rate for a comparable maturity investment contract. Fair value of the SICs is estimated based on the fair value of each contract’s supporting assets at December 31, 2007 and 2006. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The 401(k) Savings Account Plan for Employees of the Exton Facility, formerly known as the Allegheny Rodney (ALstrip) Profit Sharing Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Exton Facility was closed in December 2007.
The purpose of the Plan was to encourage employee thrift by permitting eligible employees of the Exton facility of Allegheny Ludlum Corporation (the Company) to defer a part of their compensation and contribute such deferral to the Plan. The Company is a wholly-owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan allowed employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The Plan allowed participants to direct their contributions to any of the investment alternatives. Unless otherwise specified by the participant, all contributions were made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Fund 2020).
Separate accounts are maintained by the Plan Sponsor for each participant. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Active employees could borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee was able to obtain no more than three loans at one time. Interest rates were determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods from 6 months up to 180 months. Payments were made by payroll deductions.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
2. Description of the Plan
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust. The Standish Mellon Fixed Income Fund was renamed the Standish Mellon Stable Value Fund.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan had an undivided interest in the Allegheny Master Trust. Investment income and expenses were allocated to the plans based upon their pro rata share in the net assets on the Allegheny Master Trust. At December 31, 2006, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund held within the Allegheny Master Trust was as follows:

T. Rowe Price Structured Research Common Trust Fund	0.52%
Standish Mellon Fixed Income Fund	0.18
Alliance Capital Growth Pool	0.03

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
3. Investments
The composition of the net assets of the Standish Mellon Fixed Income Fund at December 31, 2006 was as follows:

Guaranteed investment contracts:
Principal Life	$1,368,618
New York Life Insurance Company	895,330

2,263,948

Synthetic guaranteed investment contracts:
Monumental Life	60,286,128
Rabobank	53,011,207
Union Bank of Switzerland	39,206,620
Bank of America	28,662,260
State Street Bank	21,292,911
IXIS Financial Products, Inc.	4,030,074

206,489,200

Interest in common collective trusts	24,622,702
Total net assets at fair value	233,375,850
Wrap contracts at fair value	(49,959)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,381,661

Total net assets	$236,707,552

The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The investments held by the Standish Mellon Stable Value Fund are separately reported in 2007. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2007, the interest crediting rates for Fixed Maturity SICs ranged from 4.30% to 5.32%.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
3. Investments (continued)
Average yields for all fully-benefit responsive investment contracts for the year ended December 31, 2007 was as follows:

Based on actual earnings	4.72%
Based on interest rate credited to participants	4.57%
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2007.

State Street Global Advisors S&P 500 Index Fund	$377,887
Barclays Global Investors Asset-Backed Securities Index Fund*	74,780
Barclays Global Investors Intermediate Term Credit Bond Index Fund*	63,516

* Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2007	2006
Rabobank Constant Duration SIC	$101,458	$—
Monumental Life Ins. Co. Constant Duration SIC	99,749	—
Union Bank of Switzerland Fixed Maturity SIC	69,416	—
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 was as follows:

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972
Operating payables	(10,572)

Total net assets	$34,325,400

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 was as follows:

Investment in common collective trusts	$72,210,981
Operating Payables	(34,228)

Total net assets	$72,176,753

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2007:

Net assets available for benefits per the financial statements	$1,099,211
Deemed distribution of benefits to participants	(20,163)

Net assets available for benefits per the Form 5500	$1,079,048

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007.

Benefits paid to participants per the financial statements	$93,648
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	20,163
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2006	(7,190)

Benefits paid to participants per the Form 5500	$106,621

401(k) Savings Account Plan for Employees of the Exton Facility
EIN 25-1792394 Plan 002
Schedule H, Line 4(I)—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value
Registered investment companies
Alliance Bernstein Small Mid Cap Value Fund	$20,900
American Funds Europacific Growth Fund	27,754
American Funds Growth Fund of America	23,989
MFS Value Fund	8,287
Lord, Abbott Mid Cap Value Fund	1,211
MSIF Small Company Growth Fund	22,393
Western Asset Core Plus Bond Fund	26,110

Total registered investment company	$130,644

Participant loans* (5.00% to 8.75% with mature through 2012)	$89,087

Corporate Common Stock
Allegheny Technologies Incorporated*	$2,718

Common Collective Trusts:
Mellon Stable Value Fund	$8,574
SEI Fund	3,824
State Street Global Advisors Target Retirement Income Fund 2015	9,327
State Street Global Advisors Target Retirement Income Fund 2020	15,192
State Street Global Advisors Target Retirement Income Fund 2025	10,730
State Street Global Advisors Target Retirement Income Fund 2030	12,735
State Street Global Advisors Target Retirement Income Fund 2035	335
State Street Global Advisors Target Retirement Income Fund 2040	3,519
State Street Global Advisors S&P 500 Index Fund	377,887

$442,123

Fixed Maturity Synthetic Contracts:
Credit Cards, CCIT 03-A6 A6	$3,663
Rate Redu Bonds, COMED 98-1 A7	1,231
Fannie Mae, FNR 2002-74 LC	1,684
Freddie Mac, FHR 2627 BU	6,211
Freddie Mac, FHR 2640 TL	3,649
Freddie Mac, FHR 2715 ND	3,983
Freddie Mac, FHR 2760 EB	3,682
Freddie Mac, FHR 2786 PC	1,847
Freddie Mac, FHR 2865 PQ	5,465
Freddie Mac, FHR 2866 XD	5,465

401(k) Savings Account Plan for Employees of the Exton Facility
EIN 25-1792394 Plan 002
Schedule H, Line 4(I)—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value
Freddie Mac, FHR 2870 BD	3,690
Freddie Mac, FHR 2888 OW	2,591
GNMA Project Loans, GNR 06-51 A	4,326
Rate Redu Bonds, PSNH 01-1 A2	769
Bank of America, N.A. Wrap contract	(57)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	48,199

Rate Redu Bonds, DESF 01-1 A3	709
Freddie Mac, FHR 2539 PR	707
Rabobank Wrap contract	(1)

Rabobank Fixed Maturity Synthetic Contract ATI020101	1,415

Auto, BASAT 06-G1 A4	5,566
CMBS, CD 05-CD1 A2 FX	1,852
Rate Redu Bonds, CNP 05-1 A2	5,607
Freddie Mac, FHR 2631 LB	3,486
Freddie Mac, FHR 2681 PC	5,553
Freddie Mac, FHR 2778 KR	1,830
Freddie Mac, FHR 2981 NB	4,244
CMBS, MLMT 05-CIP1 A2	7,362
CMBS, MLMT 05-CKI1 A2	3,709
State Street Bank Wrap contract	(157)

State Street Bank Fixed Maturity Synthetic Contract 105028	39,052

CMBS, BSCMS 05-T18 A2	2,742
CMBS, BSCMS 99-WF2 A2	4,507
CMBS, BSCMS 03-T12 A2	3,356
CMBS, CASC 98-D7 A1B	4,442
Credit Cards, COMET 03-A4 A4	5,487
Credit Cards, CCCIT, 03-A3 A3	4,623
CMBS, DLJCM 98-CF2 A1B	3,323
Freddie Mac, FHR 2663 ML	6,468
Freddie Mac, FHR 2763 PC	4,855
Freddie Mac, FHR 2921 NV	2,738
Freddie Mac, FHR 2934 OC	3,719
CMBS, HFCMC 99-PH1 A2	3,130
CMBS, JPMCC 05-LDP2 A2	3,648
Credit Cards, MBNAS 03-A1 A1	4,593
CMBS, MSC 99-CAM1 A4	1,312
Auto, NALT 06-A A4	7,433
Auto, VWALT 06-A A4	2,788

401(k) Savings Account Plan for Employees of the Exton Facility
EIN 25-1792394 Plan 002
Schedule H, Line 4(I)—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value
Union Bank of Switzerland Wrap contract	252

Union Bank of Switzerland Fixed Maturity Synthetic Contract 2970	69,416

Total Fixed Maturity Synthetic Contracts	$158,082

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$6,475
Barclays Global Investors, Asset-Backed Sec Index Fund	29,285
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	10,005
Barclays Global Investors, Int Term Credit Bond Index Fund	24,874
Barclays Global Investors, Int Term Government Bond Index Fund	8,055
Barclays Global Investors, Long Term Government Bond Index Fund	525
Barclays Global Investors, Mortgage-Backed Sec Index Fund	20,049
Monumental Life Ins. Co. Wrap contract	481

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	99,749

Barclays Global Investors, 1-3 Year Government Bond Index Fund	6,572
Barclays Global Investors, Asset-Backed Sec Index Fund	29,726
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	10,156
Barclays Global Investors, Int Term Credit Bond Index Fund	25,248
Barclays Global Investors, Int Term Government Bond Index Fund	8,177
Barclays Global Investors, Long Term Government Bond Index Fund	525
Barclays Global Investors, Mortgage-Backed Sec Index Fund	20,351
Rabobank Wrap contract	703

Rabobank Constant Duration Synthetic Contract ATI060301	101,458

Barclays Global Investors, 1-3 Year Government Bond Index Fund	3,486
Barclays Global Investors, Asset-Backed Sec Index Fund	15,769
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	5,387
Barclays Global Investors, Int Term Credit Bond Index Fund	13,394
Barclays Global Investors, Int Term Government Bond Index Fund	4,337
Barclays Global Investors, Long Term Government Bond Index Fund	283
Barclays Global Investors, Mortgage-Backed Sec Index Fund	10,801
State Street Bank Wrap contract	252

State Street Bank Constant Duration Synthetic Contract 107073	53,709

Total Constant Duration Synthetic Contracts	$254,916

Interest-bearing cash
Mellon Short-Term Investment Fund	$14,242
Natixis Financial	7,399

$21,641

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES OF THE EXTON FACILITY

Date: June 30, 2008	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)